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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ------------

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ------------

                               pcORDER.COM, INC.
                           (NAME OF SUBJECT COMPANY)
                                 ------------

                               pcORDER.COM, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  70453H 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                Richard Friedman
                               pcOrder.com, Inc.
                             5001 Plaza on the Lake
                              Austin, Texas 78746
                                 (512) 684-1100
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

    With copies to counsel to the special committee of the pcOrder board of directors:

                               Henry Lesser, Esq.
                       Gray, Cary, Ware & Freidenrich LLP
                              400 Hamilton Avenue
                        Palo Alto, California 94301-1809
                                 (650) 833-2425

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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   This Amendment No. 1 amends the Schedule 14D-9 initially filed on November
6, 2000 by pcOrder.com, Inc., a Delaware Corporation ("PCORDER") relating to the third-party tender offer by TRILOGY to purchase all of the issued and outstanding shares of Class A common stock, par value $0.01 per share (the "COMMON STOCK" or the "SHARES"), of PCORDER at a purchase price of $6.375 per share, net to the seller in cash, without interest thereon. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given such terms in the Schedule 14D-9.

   On the date hereof, TRILOGY and PCORDER are filing Amendment No. 1 to the Schedule TO filed November 6, 2000 with the SEC, which includes as exhibit
(d)(1)(B) thereto the Form of Option Settlement Agreement to be entered into by and among pcOrder.com, Inc., Trilogy Software, Inc. and individual holders of options to purchase shares of Class A common stock of pcOrder.com, Inc.

ITEM 9. EXHIBITS.

Item 9 is hereby amended and supplemented by the addition of the following exhibits:

 EXHIBIT NO.                            DESCRIPTION
 -----------                            -----------
 (a)(13)     Letter dated November 13, 2000 from pcOrder.com, Inc. to
             Purchasers under the pcOrder Employee Stock Purchase Plan.*

 (e)(23) Form of Option Settlement Agreement to be entered into by and among pcOrder, Trilogy and holders of options to purchase shares of Class A common stock of pcOrder.*

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* Incorporated by reference to the Amendment No. 1 to Schedule TO filed by
  Trilogy, and pcOrder on November 13, 2000.
+ Included in copies mailed to pcOrder's stockholders.

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                             pcOrder.com, Inc.

                                             By: /s/ Richard Friedman
                                                ------------------------------
                                                Richard Friedman
                                                Vice President,
                                                General Counsel and Secretary

   Dated: November 13, 2000

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